UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CHINA NATURAL RESOURCES, INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G211OU 10 9

(CUSIP Number)

June 24, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G211OU 10 9	13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hon Shun Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,050,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,050,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12		TYPE OF REPORTING PERSON CO

CUSIP No. G211OU 10 9	13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ng Kwok Kei Sammy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,050,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,050,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12		TYPE OF REPORTING PERSON IN

CUSIP No. G211OU 10 9	13G	Page 4 of 7 Pages

ITEM 1.

(a)

NAME OF ISSUER:

China Natural Resources, Inc.

ITEM 1.

(b)

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong

ITEM 2.

(a)

NAME OF PERSON FILING:

(i)

Hon Shun Ltd.

(ii)

Ng Kwok Kei Sammy

ITEM 2.

(b)

ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

(i)

Unit 902, 9/F., Bonham Centre, No. 79-85 Bonham Strand East, Sheung Wan, Hong Kong

(ii)

Unit 902, 9/F., Bonham Centre, No. 79-85 Bonham Strand East, Sheung Wan, Hong Kong

ITEM 2.

(c)

CITIZENSHIP/PLACE OF ORGANIZATION:

(i)

British Virgin Islands

(ii)

Hong Kong Special Administrative Region

ITEM 2.

(d)

TITLE OF CLASS OF SECURITIES:

Common Shares, no par value

ITEM 2.

(e)

CUSIP NUMBER:

G211OU 10 9

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

(a)

☐

Broker or dealer registered under Section 15 of the Act.

(b)

☐

Bank as defined in Section 3(a)(6) of the Act.

(c)

☐

Insurance Company as defined in Section 3(a)(19) of the Act.

(d)

☐

Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)

☐

An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)

☐

An employee benefit plan or endowment in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)

☐

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)

☐

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)

☐

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)

☐

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.

OWNERSHIP:

(a)

Amount Beneficially Owned:

1,050,000

(b)

Percent of Class:

5.3%

CUSIP No. G211OU 10 9	13G	Page 5 of 7 Pages

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or direct the vote:

-0-

(ii)

Shared power to vote or direct the vote:

1,050,000

(iii)

Sole power to dispose of or direct the disposition of:

-0-

(iv)

Shared power to dispose of or direct the disposition of:

1,050,000

The shares consist of 700,000 common shares and currently exercisable common stock purchase warrants to purchase 350,000 common shares. The record holder of the shares is Hon Shun Ltd.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

The members of the group are identified in Item 2(a) of this Schedule.

ITEM 9.

NOTICE OF DISSOLUTION OF THE GROUP:

Not applicable.

ITEM 10.

CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G211OU 10 9	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2008

HON SHUN LTD.

By:	/s/ NG KWOK KEI SAMMY
Ng Kwok Kei Sammy, Director

/s/ NG KWOK KEI SAMMY
Ng Kwok Kei Sammy

CUSIP No. G211OU 10 9	13G	Page 7 of 7 Pages

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed in behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filings of such amendments, and for the completeness or accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is accurate.

Dated:

September 30, 2008

HON SHUN LTD.

By:	/s/ NG KWOK KEI SAMMY
Ng Kwok Kei Sammy, Director

/s/ NG KWOK KEI SAMMY
Ng Kwok Kei Sammy